SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)



             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No. )*


                             PARADIGM GENETICS, INC.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   69900R 10 6

--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000

--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]  Rule 13d-1(b)

        [ ]  Rule 13d-1(c)

        [X]  Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 13 pages

================================================                                              =======================
CUSIP NO.   69900R 10 6                                              13G                        Page__ of __ Pages
================================================                                              =======================
------------- ---------------------------------------------------------------------------------------------------------
1             NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Intersouth Partners IV, L.P.  FEIN 56-2068300

------------- ---------------------------------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                      (a)   [ ]

                                                                                                      (b)   [X]
------------- ---------------------------------------------------------------------------------------------------------
3             SEC USE ONLY


------------- ---------------------------------------------------------------------------------------------------------
4             CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

================================================ ======= ==============================================================
                                                 5       SOLE VOTING POWER
NUMBER OF SHARES
                                                         2,646,584 (A)
                                                 ------- --------------------------------------------------------------
BENEFICIALLY                                     6       SHARED VOTING POWER
                                                         0(A)
OWNED BY
                                                 ------- --------------------------------------------------------------
EACH                                             7       SOLE DISPOSITIVE POWER
                                                         2,646,584 (A)
REPORTING
                                                 ------- --------------------------------------------------------------
PERSON WITH                                      8       SHARED DISPOSITIVE POWER
                                                         0(A)

============ ==========================================================================================================
9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,646,584

------------ ----------------------------------------------------------------------------------------------------------
10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions

                                                                                                             [X]
------------ ----------------------------------------------------------------------------------------------------------
11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             10.3%

------------ ----------------------------------------------------------------------------------------------------------
12           TYPE OF REPORTING PERSON (See Instructions)

             PN
============ ==========================================================================================================
(A) Excludes an aggregate of 446,830 shares owned beneficially by other reporting persons indicated in this Schedule 13G, as to which this reporting person disclaims beneficial ownership.

                               Page 2 of 13 pages

================================================                                              =======================
CUSIP NO.   69900R 10 6                                              13G                        Page __ of __ Pages
================================================                                              =======================
============= =========================================================================================================
1             NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Intersouth Associates IV, L.L.C.  FEIN 56-2068296

------------- ---------------------------------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                      (a)   [ ]

                                                                                                      (b)   [X]
------------- ---------------------------------------------------------------------------------------------------------
3             SEC USE ONLY


------------- ---------------------------------------------------------------------------------------------------------
4             CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

================================================ ======= ==============================================================
                                                 5       SOLE VOTING POWER
NUMBER OF SHARES
                                                         2,646,584 (A)
                                                 ------- --------------------------------------------------------------
BENEFICIALLY                                     6       SHARED VOTING POWER
                                                         0(A)
OWNED BY
                                                 ------- --------------------------------------------------------------
EACH                                             7       SOLE DISPOSITIVE POWER
                                                         2,646,584 (A)
REPORTING
                                                 ------- --------------------------------------------------------------
PERSON WITH                                      8       SHARED DISPOSITIVE POWER
                                                         0(A)

============ ==========================================================================================================
9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,646,584

------------ ----------------------------------------------------------------------------------------------------------
10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
             (See Instructions)
                                                                                                            [X]
------------ ----------------------------------------------------------------------------------------------------------
11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             10.3%


------------ ----------------------------------------------------------------------------------------------------------
12           TYPE OF REPORTING PERSON (See Instructions)

             OO
============ ==========================================================================================================
(A) Excludes an aggregate of 446,830 shares owned beneficially by other reporting persons indicated in this Schedule 13G, as to which this reporting person disclaims beneficial ownership.

                               Page 3 of 13 pages

================================================                                              =======================
CUSIP NO.   69900R 10 6                                              13G                        Page __ of  __ Pages
================================================                                              =======================
============= =========================================================================================================
1             NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Intersouth Partners III, L.P.  FEIN 56-1881772
------------- ---------------------------------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                      (a)      [ ]

                                                                                                      (b)      [X]
------------- ---------------------------------------------------------------------------------------------------------
3             SEC USE ONLY


------------- ---------------------------------------------------------------------------------------------------------
4             CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

================================================ ======= ==============================================================
                                                 5       SOLE VOTING POWER
NUMBER OF SHARES
                                                          398,323 (A)
                                                 ------- --------------------------------------------------------------
BENEFICIALLY                                     6       SHARED VOTING POWER
                                                         0(A)
OWNED BY
                                                 ------- --------------------------------------------------------------
EACH                                             7       SOLE DISPOSITIVE POWER
                                                          398,323 (A)
REPORTING
                                                 ------- --------------------------------------------------------------
PERSON WITH                                      8       SHARED DISPOSITIVE POWER
                                                         0(A)
============ ==========================================================================================================
9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             398,323

------------ ----------------------------------------------------------------------------------------------------------
10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
             (See Instructions)
                                                                                                               [X]
------------ ----------------------------------------------------------------------------------------------------------
11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             1.5%

------------ ----------------------------------------------------------------------------------------------------------
12           TYPE OF REPORTING PERSON (See Instructions)

             PN
============ ==========================================================================================================
(A) Excludes an aggregate of 2,695,091 shares owned beneficially by other reporting persons indicated in this Schedule 13G, as to which this reporting person disclaims beneficial ownership.

                               Page 4 of 13 pages

================================================                                              =======================
CUSIP NO.   69900R 10 6                                              13G                        Page __  of __ Pages
================================================                                              =======================
============= =========================================================================================================
1             NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Intersouth Associates III, L.P.  FEIN 56-1881771
------------- ---------------------------------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                      (a)     [ ]

                                                                                                      (b)     [X]
------------- ---------------------------------------------------------------------------------------------------------
3             SEC USE ONLY


------------- ---------------------------------------------------------------------------------------------------------
4             CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

================================================ ======= ==============================================================
                                                 5       SOLE VOTING POWER
NUMBER OF SHARES
                                                          398,323 (A)
                                                 ------- --------------------------------------------------------------
BENEFICIALLY                                     6       SHARED VOTING POWER
                                                         0(A)
OWNED BY
                                                 ------- --------------------------------------------------------------
EACH                                             7       SOLE DISPOSITIVE POWER
                                                          398,323 (A)
REPORTING
                                                 ------- --------------------------------------------------------------
PERSON WITH                                      8       SHARED DISPOSITIVE POWER
                                                         0(A)
============ ==========================================================================================================
9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             398,323

------------ ----------------------------------------------------------------------------------------------------------
10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
             (See Instructions)
                                                                                                              [X]
------------ ----------------------------------------------------------------------------------------------------------
11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             1.5%

------------ ----------------------------------------------------------------------------------------------------------
12           TYPE OF REPORTING PERSON (See Instructions)

             PN
============ ==========================================================================================================
(A) Excludes an aggregate of 2,695,091 shares owned beneficially by other reporting persons indicated in this Schedule 13G, as to which this reporting person disclaims beneficial ownership.

                               Page 5 of 13 pages

================================================                                              =======================
CUSIP NO.   69900R 10 6                                              13G                        Page __ of __ Pages
================================================                                              =======================
============= =========================================================================================================
1             NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Dennis Dougherty
------------- ---------------------------------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                      (a)     [ ]

                                                                                                      (b)     [X]
------------- ---------------------------------------------------------------------------------------------------------
3             SEC USE ONLY


------------- ---------------------------------------------------------------------------------------------------------
4             CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

================================================ ======= ==============================================================
                                                 5       SOLE VOTING POWER
NUMBER OF SHARES
                                                          30,875 (A)
                                                 ------- --------------------------------------------------------------
BENEFICIALLY                                     6       SHARED VOTING POWER
                                                         3,044,907 (A)
OWNED BY
                                                 ------- --------------------------------------------------------------
EACH                                             7       SOLE DISPOSITIVE POWER
                                                          30,875 (A)
REPORTING
                                                 ------- --------------------------------------------------------------
PERSON WITH                                      8       SHARED DISPOSITIVE POWER
                                                         3,044,907 (A)
============ ==========================================================================================================
9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,075,782

------------ ----------------------------------------------------------------------------------------------------------
10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
             (See Instructions)
                                                                                                            [X]
------------ ----------------------------------------------------------------------------------------------------------
11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             11.8%

------------ ----------------------------------------------------------------------------------------------------------
12           TYPE OF REPORTING PERSON (See Instructions)

             IN
============ ==========================================================================================================
(A) Excludes an aggregate of 17,632 shares owned beneficially by other reporting persons indicated in this Schedule 13G, as to which this reporting person disclaims beneficial ownership.

                               Page 6 of 13 pages

================================================                                              =======================
CUSIP NO.   69900R 10 6                                              13G                        Page __ of __ Pages
================================================                                              =======================
============= =========================================================================================================
1             NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Mitch Mumma
------------- ---------------------------------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                      (a)   [ ]

                                                                                                      (b)   [X]
------------- ---------------------------------------------------------------------------------------------------------
3             SEC USE ONLY


------------- ---------------------------------------------------------------------------------------------------------
4             CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

================================================ ======= ==============================================================
                                                 5       SOLE VOTING POWER
NUMBER OF SHARES
                                                          17,632 (A)
                                                 ------- --------------------------------------------------------------
BENEFICIALLY                                     6       SHARED VOTING POWER
                                                         3,044,907 (A)
OWNED BY
                                                 ------- --------------------------------------------------------------
EACH                                             7       SOLE DISPOSITIVE POWER
                                                          17,632 (A)
REPORTING
                                                 ------- --------------------------------------------------------------
PERSON WITH                                      8       SHARED DISPOSITIVE POWER
                                                         3,044,907 (A)
============ ==========================================================================================================
9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,062,539

------------ ----------------------------------------------------------------------------------------------------------
10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
             (See Instructions)
                                                                                                             [X]
------------ ----------------------------------------------------------------------------------------------------------
11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             11.8%

------------ ----------------------------------------------------------------------------------------------------------
12           TYPE OF REPORTING PERSON (See Instructions)

             IN
============ ==========================================================================================================
(A) Excludes an aggregate of 30,875 shares owned beneficially by other reporting persons indicated in this Schedule 13G, as to which this reporting person disclaims beneficial ownership.

                               Page 7 of 13 pages

Item 1(a).        Name of Issuer:

Paradigm Genetics, Inc.


Item 1(b).        Address of Issuer's Principal Executive Offices:

The principal executive offices of the Issuer are located at 104 Alexander Drive, Research Triangle Park, NC 27709.


Item 2(a).        Name of Person Filing:

         Intersouth Partners IV, L.P., Intersouth Associates IV, L.L.C., Intersouth Partners III, L.P., Intersouth Associates III, L.P., Dennis Dougherty and Mitch Mumma.


Item 2(b).        Address of Principal Business Office or, if None, Residence:

         The address of the principal business office of each of the persons listed in Item 2(a) is:

         3211 Shannon Road, Suite 610
         Durham,  NC 27707

Item 2(c).        Citizenship:

         Dennis Dougherty and Mitch Mumma are United States citizens. Intersouth Partners IV, L.P., Intersouth Partners III, L.P. and Intersouth Associates III, L.P. are limited partnerships organized under the laws of the State of Delaware. Intersouth Associates IV, L.L.C. is a limited liability corporation organized under the laws of the State of Delaware.

Item 2(d).        Title of Class of Securities:

         Common Stock, $.01 par value per share

Item 2(e).        CUSIP Number:

         69900R 10 6

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:


         (a)      [ ]    Broker or dealer registered under Section 15 of the
                         Exchange Act.

         (b)      [ ]    Bank as defined in Section 3(a)(6) of the Exchange Act.

                               Page 8 of 13 pages

         (c)      [ ]    Insurance company as defined in Section 3(a)(19) of the
                         Exchange Act.

         (d)      [ ]    Investment company registered under Section 8 of the
                         Investment Company Act.

         (e)      [ ]    An investment adviser in accordance with Rule
                         13d-1(b)(1)(ii)(E).

         (f)      [ ]    An employee benefit plan or endowment fund in
                         accordance with Rule 13d-1(b)(1)(ii)(F).

         (g)      [ ]    A parent holding company or control person in
                         accordance with Rule 13d-1(b)(1)(ii)(G).

         (h)      [ ]    A savings association as defined in Section 3(b) of the
                         Federal Deposit Insurance Act.

         (i)      [ ]    A church plan that is excluded from the definition of
                         an investment company under Section 3(c)(14) of the Investment Company Act.

         (j)      [ ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         Not Applicable.


Item 4.           Ownership

         This Schedule 13G shall not be construed as an admission that any Filing Person is, either for purposes of Section 13(d) or 13(g) of the Securities Exchange Act or for other purposes, the beneficial owner of any Common Stock disclosed on this Schedule 13G.

(a)      Amount Beneficially Owned.

         As of the date hereof, Intersouth Partners IV, L.P. owns beneficially and of record 2,646,584 shares of Common Stock of Paradigm Genetics, Inc., which consists of 2,615,334 shares of outstanding Common Stock and warrants to purchase 31,250 shares of Common Stock. As the general partner of Intersouth Partners IV, L.P., Intersouth Associates IV, L.L.C. may also be deemed to beneficially own the 2,646,584 shares beneficially owned by Intersouth Partners IV, L.P. As of the date hereof, Intersouth Partners III, L.P. owns beneficially and of record 398,323 shares of Common Stock of Paradigm Genetics, Inc., which consists of 179,573 shares of outstanding Common Stock and warrants to purchase 218,750 shares of Common Stock. As the general partner of Intersouth Partners III, L.P., Intersouth Associates III, L.P. may also be deemed to beneficially own the 398,323 shares beneficially owned by Intersouth Partners III, L.P. Dennis Dougherty is a managing member of Intersouth Associates IV, L.L.C. and a general partner of Intersouth Associates III, L.P. and therefore may be deemed to beneficially own the shares beneficially owned by each, which together with options to purchase 9,722 shares of Common Stock and 21,153 shares of Common Stock of Paradigm Genetics, Inc. held individually by Mr. Dougherty, would result

                               Page 9 of 13 pages
in an aggregate beneficial ownership of 3,075,782 shares for Mr. Dougherty. Mitch Mumma is also a managing member of Intersouth Associates IV, L.L.C. and a general partner of Intersouth Associates III, L.P. and therefore may be deemed to beneficially own the shares beneficially owned by each, which together with 17,632 shares of Common Stock of Paradigm Genetics, Inc. held individually by Mr. Mumma would result in an aggregate beneficial ownership of 3,062,539 shares for Mr. Mumma. Each of Intersouth Associates IV, L.L.C., Intersouth Associates III, L.P., Mr. Dougherty and Mr. Mumma disclaims beneficial ownership of the shares held of record by Intersouth Partners IV, L.P. and Intersouth Partners III, L.P. except to the extent of their respective pecuniary interests therein.

(b)      Percent of Class.

         All percentages in this Item 4(b) are based, pursuant to Rule 13d-1(j) of the Securities Exchange Act of 1934, on the 25,724,605 shares of Common Stock of the Company outstanding as of September 30, 2000 as reported in the Company's report on Form 10-Q filed November 3, 2000.

         Intersouth Partners IV, L.P. may be deemed to own beneficially 10.3% of the Common Stock of Paradigm Genetics, Inc. Intersouth Associates IV, L.L.C. may be deemed to own beneficially 10.3% of the Common Stock of Paradigm Genetics, Inc. Intersouth Partners III, L.P. may be deemed to own beneficially 1.5% of the Common Stock of Paradigm Genetics, Inc. Intersouth Associates III, L.P. may be deemed to own beneficially 1.5% of the Common Stock of Paradigm Genetics, Inc. Dennis Dougherty may be deemed to own beneficially 11.8% of the Common Stock of Paradigm Genetics, Inc. Mitch Mumma may be deemed to own beneficially 11.8% of the Common Stock of Paradigm Genetics, Inc.

(c)      Number of shares as to which the person has;
         (i) sole power to vote or direct the vote: Intersouth Partners IV,
L.P.: 2,646,584; Intersouth Associates IV., L.L.C.: 2,646,584; Intersouth Partners III, L.P.: 398,323; Intersouth Associates III, L.P.: 398,323; Dennis
Dougherty: 30,875; and Mitch Mumma: 17,632.
         (ii) shared power to vote or direct the vote: Intersouth Partners IV,
L.P.: 0; Intersouth Associates IV., L.L.C.: 0; Intersouth Partners III, L.P.: 0; Intersouth Associates III, L.P.: 0; Dennis Dougherty: 3,044,907; and Mitch
Mumma: 3,044,907.
         (iii) sole power to dispose or direct the disposition of: Intersouth Partners IV, L.P.: 2,646,584; Intersouth Associates IV., L.L.C.: 2,646,584; Intersouth Partners III, L.P.: 398,323; Intersouth Associates III, L.P.:
398,323; Dennis Dougherty: 30,875; and Mitch Mumma: 17,632.
         (iv) shared power to dispose or direct the disposition of: Intersouth Partners IV, L.P.: 0; Intersouth Associates IV., L.L.C.: 0; Intersouth Partners III, L.P.: 0; Intersouth Associates III, L.P.: 0; Dennis Dougherty: 3,044,907; and Mitch Mumma: 3,044,907.

Item 5.           Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not Applicable.

                               Page 10 of 13 pages

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person


Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company


Not Applicable.


Item 8.           Identification and Classification of Members of the Group


Not Applicable.

Item 9.           Notice of Dissolution of Group


Not Applicable.


Item 10.          Certification


Not Applicable.

                               Page 11 of 13 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   2/12/01
       -----------                     INTERSOUTH PARTNERS III, L.P.

                                       By:  Intersouth Associates III, L.P.,
                                       Its General Partner

                                       By: /s/ Dennis Dougherty
                                          -------------------------------
                                       Name:  Dennis Dougherty
                                       Title:  General Partner

                                       INTERSOUTH PARTNERS IV, L.P.

                                       By:  Intersouth Associates IV, L.L.C.,
                                       Its General Partner

                                       By: /s/ Dennis Dougherty
                                          -------------------------------
                                       Name:  Dennis Dougherty
                                       Title:  Managing Member

                                       INTERSOUTH ASSOCIATES III, L.P.

                                       By: /s/ Dennis Dougherty
                                          -------------------------------
                                       Name:  Dennis Dougherty
                                       Title:  General Partner

                                       INTERSOUTH ASSOCIATES IV, L.L.C.

                                       By: /s/ Dennis Dougherty
                                          -------------------------------
                                       Name:  Dennis Dougherty
                                       Title:  Managing Member

                                       /s/ Dennis Dougherty
                                       ----------------------------------
                                       Dennis Dougherty

                                       /s/ Mitch Mumma
                                       ----------------------------------
                                       Mitch Mumma

         This filing is made voluntarily and should not be construed as an admission that the reporting persons subject to reporting requirements under
Section 13 of the Securities Exchange Act of 1934.


                               Page 12 of 13 pages

                                                                    Exhibit 99.1
                             Joint Filing Agreement

         In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, $.01 par value, of Paradigm Genetics, Inc., and further agree to the filing of this agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Dated:  2/12/01
      -----------                         INTERSOUTH PARTNERS III, L.P.

                                          By:  Intersouth Associates III, L.P.,
                                          Its General Partner

                                          By: /s/ Dennis Dougherty
                                             -------------------------------
                                          Name:  Dennis Dougherty
                                          Title:  General Partner

                                          INTERSOUTH PARTNERS IV, L.P.

                                          By:  Intersouth Associates IV, L.L.C.,
                                          Its General Partner

                                          By: /s/ Dennis Dougherty
                                             -------------------------------
                                          Name:  Dennis Dougherty
                                          Title:  Managing Member

                                          INTERSOUTH ASSOCIATES III, L.P.

                                          By: /s/ Dennis Dougherty
                                             -------------------------------
                                          Name:  Dennis Dougherty
                                          Title:  General Partner

                                          INTERSOUTH ASSOCIATES IV, L.L.C.

                                          By: /s/ Dennis Dougherty
                                             -------------------------------
                                          Name:  Dennis Dougherty
                                          Title:  Managing Member

                                          /s/ Dennis Dougherty
                                          ----------------------------------
                                          Dennis Dougherty

                                          /s/ Mitch Mumma
                                          ----------------------------------
                                          Mitch Mumma



                               Page 13 of 13 pages